                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                   SCHEDULE TO
                                   (Rule 13-4)


                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ACCURIDE CORPORATION
                       (Name of Subject Company (Issuer))

                              ACCURIDE CORPORATION
                        (Name of Filing Person (Offeror))

                    Unvested Performance Options to Purchase
                     Common Stock, Par Value $.01 Per Share,
            Having an Exercise Price of $5,000.00 Per Share or more,
                  Granted Under Accuride Corporation 1998 Stock
               Purchase and Option Plan for Employees of Accuride
                          Corporation and Subsidiaries
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                               William P. Greubel
                      President and Chief Executive Officer
                              Accuride Corporation
                               7140 Office Circle
                            Evansville, Indiana 47715
                                 (812) 962-5000
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)


                                    Copy to:

                             Samuel C. Cowley, Esq.
                              Snell & Wilmer L.L.P.
                               One Arizona Center
                           Phoenix, Arizona 85004-2202
                                 (602) 382-6321

                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                  AMOUNT OF FILING FEE*
----------------------                  ---------------------
     $813,500.00                              $162.70**


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 325.4 shares of common stock of Accuride Corporation having an aggregate value of $813,500.00 as of September 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such shares was determined, for purposes of this filing, based on the board of director's determination of fair market value since no public market exists for the common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


**   Previously Paid.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable.       Filing Party: Not applicable.
Form or Registration No.: Not applicable.       Date Filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rules 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 12. EXHIBITS.

     (a)  (1)  Offer to Exchange, dated September 5, 2001.*

          (2)  Form of Letter of Transmittal.*

          (3)  Form of Letter to Eligible Option Holders.*

          (4) Text of Supplemental e-mail to Management Equity Plan Participants, dated September 19, 2001.

     (b)  Not applicable.


     (d) (1) 1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries.*

          (2) Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees.*

     (g)  Not applicable.

     (h)  Not applicable.


-------------------
*Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: September 19, 2001.

                                        ACCURIDE CORPORATION


                                        By: /s/ William P. Greubel
                                            -----------------------------------
                                            William P. Greubel
                                            Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
  (a)(1)            Offer to Exchange, dated September 5, 2001.*

  (a)(2)            Form of Letter of Transmittal.*

  (a)(3)            Form of Letter to Eligible Option Holders.*

  (a)(4)            Text of Supplemental e-mail to Management Equity Plan
                    Participants, dated September 19, 2001.

  (d)(1)            1998 Stock Purchase and Option Plan for Employees of
                    Accuride Corporation and Subsidiaries.*

  (d)(2)            Form of Non-qualified Stock Option Agreement by and between
                    Accuride Corporation and certain employees.*


-------------------
*Previously filed.